UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number: 1-5353

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Teleflex Incorporated 401(k) Savings Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Teleflex Incorporated
155 South Limerick Road
Limerick, Pennsylvania 19468

Teleflex Incorporated
401(k) Savings Plan
Financial Statements and
Supplemental Schedules
Years ended December 31, 2008 and 2007

www.maillie.com
PO Box 680 Oaks, PA 19456-0680 610-935-1420 Fax: 610-935-1632	PO Box 3068 West Chester, PA 19380-3068 610-696-4353 Fax: 610-430-8811
Report of Independent Registered Public Accounting Firm
To the Audit Committee
Teleflex Incorporated
401(k) Savings Plan
Limerick, Pennsylvania
We have audited the accompanying statements of net assets available for benefits of the Teleflex Incorporated 401(k) Savings Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Teleflex Incorporated 401(k) Savings Plan as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment and reportable transactions, together referred to as “supplemental information,” as of and for the year ended December 31, 2008, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
Oaks, Pennsylvania
June 24, 2009
Counselors to the closely Held Business Since 1946

TELEFLEX INCORPORATED
401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE
FOR BENEFITS
December 31, 2008 and 2007

	2008	2007

ASSETS
Investments
Registered investment companies	$96,889,581	$105,641,804
Vanguard Retirement Savings Trust VIII	50,303,734	38,059,720
Common stock	33,692,228	43,478,014
Participant loans receivable	5,828,916	4,589,168

TOTAL INVESTMENTS	186,714,459	191,768,706
Receivables
Employer	239,161	—
Employee	469,321	—

TOTAL RECEIVABLES	708,482	—

NET ASSETS AVAILABLE FOR BENEFITS, at fair value	187,422,941	191,768,706

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	657,633	(287,977)

NET ASSETS AVAILABLE FOR BENEFITS	$188,080,574	$191,480,729

See accompanying notes.

TELEFLEX INCORPORATED
401(k) SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS
Years Ended December 31, 2008 and 2007

	2008	2007

ADDITIONS TO NET ASSETS
Investment income (loss)
Interest and dividends	$6,740,533	$11,972,148
Net depreciation in fair value of investments	(52,839,567)	(5,983,756)
Realized gain (loss) on sale of investments	(6,353,608)	2,381,881

TOTAL INVESTMENT INCOME (LOSS)	(52,452,642)	8,370,273
Contributions
Employer	4,658,245	4,746,718
Employee	13,189,032	12,962,394

TOTAL CONTRIBUTIONS	17,847,277	17,709,112
Other activity	76,578	1,878

TOTAL ADDITIONS (NEGATIVE ADDITIONS)	(34,528,787)	26,081,263

DEDUCTIONS FROM NET ASSETS
Benefits paid to participants	41,542,591	32,229,944
Administrative fees	111,306	88,879

TOTAL DEDUCTIONS	41,653,897	32,318,823

NET DECREASE IN ASSETS PRIOR TO TRANSFER	(76,182,684)	(6,237,560)

ASSETS TRANSFERRED TO PLAN	72,782,529	—

NET DECREASE	(3,400,155)	(6,237,560)

NET ASSETS AVAILABLE FOR BENEFITS
BEGINNING OF YEAR	191,480,729	197,718,289

END OF YEAR	$188,080,574	$191,480,729

See accompanying notes.

TELEFLEX INCORPORATED
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE A	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND GENERAL DESCRIPTION OF THE PLAN

Significant Accounting Policies

The significant accounting policies of the Teleflex Incorporated 401(k) Savings Plan (the “Plan”) employed in the preparation of the accompanying financial statements follow.

Valuation of Investments — The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Units of the Retirement Savings Trust are valued at net asset value at year-end. The Teleflex Incorporated (the “Company”) stock fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position). Participant loans are valued at cost, which approximates fair value.

Investment Contracts Subject to FASB Staff Position (FSP AAG INV-1 and SOP 94-4-1) — As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan invests in investment contracts through a collective trust. Contract value for this collective trust is based on the net asset value of the fund as reported by Vanguard Fiduciary Trust Company, the trustee (“VFTC”). As required by the FSP, the statements of net assets available for benefits present the fair value of the investment in the collective trust from fair value to contract value relating to the investment contracts. The statements of changes in net assets available for benefits are prepared on the contract value basis. These requirements are effective for financial statements issued for periods ending after December 15, 2006.

TELEFLEX INCORPORATED
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
Revenue Recognition and Method of Accounting — All transactions are recorded on the accrual basis. Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income. Expenses are recorded as incurred.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

General Description of the Plan

A general description of the Plan follows. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan, which was implemented effective July 1, 1985. Employees of the Company who have attained age 21 are eligible to participate in the Plan. Full-time employees are eligible to enter the plan at the date of hire. Part-time employees need one year of service before they are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan includes an employee stock ownership plan (“ESOP”) as defined in Internal Revenue Code Section 4975(e)7. The ESOP can be used exclusively to provide employer contributions that match participants’ Section 401(k) salary deferral contributions and, in certain instances, to provide discretionary employer contributions to the Plan.

Contributions — Participants may contribute between 2% and 50% of their compensation on a pre-tax basis (highly compensated employees may only contribute a maximum of 6%). The employer matching contribution and/or employer discretionary matching contribution varies by division. Participants may also contribute amounts representing distributions from other qualified benefit plans (via a rollover into the Plan).

TELEFLEX INCORPORATED
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
Participant Accounts — Each participant’s account is credited with the participant’s contribution, the employer matching contribution and/or employer discretionary matching contribution, as well as an allocation of Plan earnings. Participants have access to their accounts 24 hours a day/7 days per week via a 1-800 customer service center and a website. Fund transfers and investment election changes may be elected daily. A participant may stop, start, or change his/her 401(k) salary deferral contribution percent as often as his/her local payroll will allow.

Plan Loans — Active employees may elect to take up to two loans from the Plan at any given time. As required by law, a loan amount is limited to the lesser of $50,000 or 50% of the participant’s vested account and must be repaid within five years unless the loan is for the purchase of a primary residence. Loan repayments are processed via payroll deduction on an after-tax basis. Any outstanding loan(s) not repaid within 60 days from an employee’s date of termination, or within the first 12 months of an employee’s leave of absence (including long-term disability), is processed as a taxable distribution.

Vesting — Participants are always 100% vested in their own 401(k) salary deferral contributions. Most participants are 100% vested in their employer matching contributions after one year of employment; however, participants in certain divisions are 100% vested in their employer matching contributions after three years of employment. Participants are 100% vested in their employer discretionary contributions after five years of employment.

Payment of Benefits — The Plan provides that a participant may elect to withdraw 100% of his/her vested account balance at termination of employment. A participant may also elect to withdraw 100% of his/her vested account balance in the event of total and permanent disability and the attainment of age 59 1/2. A participant may elect to withdraw his/her Rollover Account at any time.

Forfeitures — Forfeitures of terminated participants’ nonvested accounts are used to reduce the amount of future contributions required to be made to the Plan by the Company. The amount of unallocated forfeitures at December 31, 2008 and 2007, was $233,854 and $1,303,115, respectively.

Plan Termination —The Plan may be terminated at any time by the Company. In the event of Plan termination, distribution of participant accounts shall be in accordance with Article V of the Plan document.

TELEFLEX INCORPORATED
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
Recently Issued Accounting Pronouncements - In September 2006, the Financial Accounting Standards Board (FASB) issued Statement No. 157, Fair Value Measurements, which is effective for fiscal years beginning after November 15, 2007. FASB Statement No. 157 defines fair value, establishes a framework for measuring fair value and expands the related disclosure requirements. This statement applies under other accounting pronouncements that require or permit fair value measurements. This statement indicates, among other things, that a fair value measurement assumes that the transaction to sell an asset or transfer a liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability.

SFAS No. 157 defines fair value based upon an exit price model.

Relative to SFAS No. 157, the FASB issued FASB Staff Positions (FSP) 157-1, 157-2, 157-3 and 157-4. FSP 157-1 amends SFAS No. 157 to exclude SFAS No. 13, Accounting for Leases, and its related interpretive accounting pronouncements that address leasing transactions, while FSP 157-2 delayed the effective date of the application of SFAS No. 157 to fiscal years beginning after November 15, 2008, for all nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. FSP 157-3 addresses considerations in determining the fair value of a financial asset when the market for that asset is not active. FSP 157-4 provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased and includes guidance on identifying circumstances that indicate a transaction is not orderly. FSP 157-4 is effective for interim and annual reporting periods ending after June 15, 2009, and shall be applied prospectively.

The Plan adopted SFAS No. 157 as of January 1, 2008, with the exception of the application of the provisions of FSP 157-2 and FSP 157-4. The impact of adopting SFAS No. 157 was not significant to the 2008 financial statements. The adoption of the provisions of FSP 157-2 and FSP 157-4 is not anticipated to materially impact the amounts reported in the Plan’s financial statements.

TELEFLEX INCORPORATED
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, which allows measurement of specified financial instruments, warranty and insurance contracts at fair value on a contract-by-contract basis, with changes in fair value recognized in earnings in each period. SFAS No. 159 is effective at the beginning of the fiscal year that begins after November 15, 2007. As of January 1, 2008, the Plan did not elect to value any specified financial instruments or warranty or insurance contracts at fair value. Therefore, the adoption of SFAS No. 159 had no impact on the Plan’s financial statements.

Reclassifications — Certain 2007 amounts have been reclassified to conform to the 2008 presentation.

NOTE B	ADMINISTRATION OF THE PLAN

The Plan is administered by a committee of at least three members appointed by the Company’s Board of Directors. The committee is the Plan Administrator and fiduciary for ERISA purposes. The Board of Directors of the Company appointed Vanguard Fiduciary Trust Company as trustee of the Plan effective September 30, 2004. The Company pays for all administrative and recordkeeping costs associated with operating the Plan. Investment management fees charged by each mutual fund are netted against returns. Investment management fees charged by the Vanguard Retirement Savings Trust VIII (which are collective investment funds) are charged to those participants with balances in those funds.

NOTE C	TAX STATUS OF THE PLAN

The Plan has received a favorable determination letter from the Internal Revenue Service dated July 1, 2003, indicating that the Plan is a qualified plan under Section 401(k) of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

TELEFLEX INCORPORATED
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE D	INVESTMENTS

The following presents investments which represent 5% or more of the Plan’s net assets:

	2008		2007

Teleflex Stock Fund, 2,857,695 shares (2008) and 2,935,720 shares (2007)	$33,692,228	*	$43,478,014	*
Vanguard International Growth Fund, 693,644 shares (2008) and 603,963 shares (2007)	$8,462,458	**	$14,990,368
Vanguard Morgan Growth Fund, 1,425,153 shares (2008) and 589,709 shares (2007)	$16,104,234		$11,522,904	***
Vanguard Retirement Savings Trust VIII, 50,961,367 shares (2008) and 37,771,743 shares (2007)	$50,961,367	***	$37,771,743
Vanguard Wellington Fund, 929,138 shares (2008) and 730,171 shares (2007)	$22,698,832		$23,818,193
Vanguard Windsor Fund, 1,449,861 shares (2008) and 1,605,369 shares (2007)	$13,077,743		$25,220,341

*	Includes nonparticipant directed

**	Investment did not represent 5% of total net assets as of December 31, 2008

***	Represents contract value which differs from fair value

TELEFLEX INCORPORATED
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE E	NONPARTICIPANT-DIRECTED INVESTMENTS

Company contributions are invested in Company stock and are nonparticipant directed until the participant becomes vested, at which time the participant can direct those funds to another investment of the Plan. The entire Company stock fund is considered to be nonparticipant directed because the amount that the participants can direct is not readily determinable. Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	2008	2007

NET ASSETS
Common stock funds	$33,692,228	$43,478,014

CHANGES IN NET ASSETS
Contributions	$5,033,808	$5,666,462
Interest and dividends	874,200	866,272
Net depreciation in fair value of investments	(7,263,761)	(1,694,354)
Realized gain (loss) on sale of investments	(1,203,575)	1,398,667
Benefits paid to participants	(7,144,572)	(6,571,364)
Administrative fees	(25,474)	(22,284)
Other activity	(56,412)	(4,601,266)

	$(9,785,786)	$(4,957,867)

NOTE F	PLAN ACQUISITION

There was one plan merger during the year ended December 31, 2008. The Plan executed an acquisition of the Arrow International Inc. 401(k) Plan during the year ended December 31, 2008. The merged plan had net assets of $72,782,529. There were no plan mergers during the year ended December 31, 2007.

The transferred net assets have been recognized in the accounts of the Plan at the balances previously carried in the accounts of the merged plan. The changes in net assets of the combined plan are included in the statements of changes in net assets available for benefits.

TELEFLEX INCORPORATED
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE G	RELATED-PARTY TRANSACTIONS

The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company (“VFTC”). VFTC acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

NOTE H	PLAN AMENDMENTS

The Plan was amended during the Plan year ended December 31, 2008, to comply with requirements of Sections 401(k) and (m) of the Internal Revenue Code. Also, the plan amendment reflects the merger of the Arrow International Inc. 401(k) Plan with and into the Plan.

NOTE I	VANGUARD RETIREMENT SAVINGS MASTER TRUST

A portion of the Plan’s investments are in the Master Trust, which was established for the investment of assets of eligible VFTC trusts and tax-qualified pension plans. Each participating retirement plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by VFTC (the “Trustee”). At December 31, 2008 and 2007, the Plan’s interest in the net assets of the Master Trust was approximately .302% and .277%, respectively. Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based upon average monthly balances invested by each plan.

The following table presents the fair values of investments for the Master Trust at December 31, 2008 and 2007:

	2008	2007

INVESTMENTS AT FAIR VALUE
Investment contracts	$14,866,196,000	$12,395,681,000
Mutual funds	1,748,190,000	1,348,659,000

	$16,614,386,000	$13,744,340,000

TELEFLEX INCORPORATED
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
Investment income for the Master Trust for the year ended December 31, 2008 and 2007, is as follows:

	2008	2007

INVESTMENT INCOME
Net appreciation in fair value of investment contracts	$2,587,990,000	$385,372,000
Interest	658,798,000	717,269,000
Dividends	26,345,000	41,983,000

	$3,273,133,000	$1,144,624,000

NOTE J	RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H OF FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Schedule H of Form 5500:

	2008	2007

NET ASSETS AVAILABLE FOR BENEFITS PER FINANCIAL STATEMENTS	$187,422,941	$191,768,706
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	657,633	(287,977)

ASSETS AVAILABLE FOR BENEFITS, FORM 5500	$188,080,574	$191,480,729

TELEFLEX INCORPORATED
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE K	FAIR VALUE MEASUREMENTS

SFAS No. 157 establishes a valuation hierarchy for disclosure of the inputs to the valuation used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows.

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices to similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument. Level 3 inputs are unobservable inputs based on our own assumptions used to measure assets and liabilities at fair value.

A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

The following table provides the assets carried at fair value measured on a recurring basis as of December 31, 2008:

	Level 1	Level 2	Level 3
Shares of registered investment companies	$96,889,581	$—	$—
Employer securities	$33,692,228	$—	$—
Common collective trust	$—	$50,303,734	$—
Participant loans receivable	$—	$—	$5,828,916
Investments in shares of registered investment companies, employer securities and cash equivalents have quoted prices for identical assets in active markets; therefore, the investments are measured at fair value using these readily available Level 1 inputs.

The common collective trust is an over-the-counter security with no quoted readily available Level 1 inputs and, therefore, is measured at fair value using inputs that are directly observable in active markets and are classified within Level 2 of the valuation hierarchy using the income approach.

The fair value of participant loans receivable was derived using a discounted cash flow model with inputs derived from unobservable market data. The participant loans receivable are included at their carrying values in the statements of net assets available for benefits, which approximated their fair values at December 31, 2008.

TELEFLEX INCORPORATED
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
The following table provides a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008:

Level 3
Assets
Participant
Loans
Receivable

BALANCE AS OF JANUARY 1, 2008	$4,589,168
Issuances, repayments and settlements, net	1,239,748

BALANCE AS OF DECEMBER 31, 2008	$5,828,916

NOTE L	SUBSEQUENT EVENT

Effective January 1, 2009, the Plan was also amended to implement a Qualified Automatic Contribution Arrangement and an Eligible Automatic Contribution Arrangement.

TELEFLEX INCORPORATED
401(k) SAVINGS PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT
Year Ended December 31, 2008
Schedule H, Part IV, Item 4i of Form 5500, EIN# 23-1147939, Plan 010

Shares	Description	Cost		Current Value

214,326	Royce Total Return Fund	$	N/A	$1,858,210
2,857,695	Teleflex Stock Fund		34,452,313	33,692,228
52,999	Vanguard 500 Index Fund		N/A	4,403,698
65,989	Vanguard Explorer Fund		N/A	2,780,114
693,644	Vanguard International Growth Fund		N/A	8,462,458
1,425,153	Vanguard Morgan Growth Fund		N/A	16,104,234
50,961,367	Vanguard Retirement Savings Trust VIII		N/A	50,303,734
387,900	Vanguard Strategic Equity Fund		N/A	4,538,430
51,151	Vanguard Target Retirement 2005		N/A	495,649
67,421	Vanguard Target Retirement 2010		N/A	1,187,280
268,951	Vanguard Target Retirement 2015		N/A	2,568,486
87,653	Vanguard Target Retirement 2020		N/A	1,452,410
337,291	Vanguard Target Retirement 2025		N/A	3,126,686
83,643	Vanguard Target Retirement 2030		N/A	1,299,816
245,012	Vanguard Target Retirement 2035		N/A	2,266,364
34,308	Vanguard Target Retirement 2040		N/A	519,076
100,134	Vanguard Target Retirement 2045		N/A	958,283
9,341	Vanguard Target Retirement 2050		N/A	141,797
57,483	Vanguard Target Retirement Income		N/A	547,235
825,420	Vanguard Total Bond Market Index Fund		N/A	8,402,780
929,138	Vanguard Wellington Fund		N/A	22,698,832
1,449,861	Vanguard Windsor Fund		N/A	13,077,743
N/A	Participant loans, 5.00% to 11.5%		N/A	5,828,916

				$186,714,459

TELEFLEX INCORPORATED
401(k) SAVINGS PLAN
SCHEDULE OF REPORTABLE TRANSACTIONS
(Single Transaction or Series of Transactions in One Issue
Aggregating More Than 5% of the Current Value of Plan Assets)
Year Ended December 31, 2008
Schedule H, Part IV, Item 4j of Form 5500, EIN# 23-1147939, Plan 010

				Current
				Value of
				Investment on
	Purchase		Cost of	Transaction	Net Gain
Description of Investment	Price	Sales Price	Asset	Date	(Loss)

Teleflex Stock Fund	$—	$10,900,383	$10,309,912	$10,900,383	$590,471
Teleflex Stock Fund	9,581,956	—	9,581,956	9,581,956	—
Vanguard International Growth Fund	—	4,976,528	5,521,490	4,976,528	(544,962)
Vanguard International Growth Fund	6,679,235	—	6,679,235	6,679,235	—
Vanguard Morgan Growth Fund	—	4,449,781	4,691,616	4,449,781	(241,835)
Vanguard Morgan Growth Fund	19,456,859	—	19,456,859	19,456,859	—
Vanguard Wellington Fund	—	6,460,709	6,787,487	6,460,709	(326,778)
Vanguard Wellington Fund	13,006,286	—	13,006,286	13,006,286	—
Vanguard Windsor Fund	—	6,007,462	7,745,070	6,007,462	(1,737,608)
Vanguard Windsor Fund	4,044,564	—	4,044,564	4,044,564	—
Vanguard Retirement Savings Trust VIII	—	15,632,865	15,632,865	15,632,865	—
Vanguard Retirement Savings Trust VIII	28,798,147	—	28,798,147	28,798,147	—

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 29, 2009	Teleflex Incorporated 401(k) Savings Plan
	By:	/s/ Doug Carl
		Name:	Doug Carl
		Title:	Member, Financial Benefit Plans Committee

Teleflex Incorporated 401(k) Savings Plan
Annual Report on Form 11-K
For the Fiscal Year Ended December 31, 2008
INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm